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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-17592

DIVERSIFIED FUTURES FUND, L.P.

(Exact name of registrant as specified in its charter)

900 King Street

Suite 100

Rye Brook, New York 10573

(914) 307-7000

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Diversified Futures Fund, L.P., through Preferred Investment Solutions Corp., its managing owner, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 12, 2009	By:	/s/ Lawrence S. Block
		Name:	Lawrence S. Block
		Title:	Senior Vice President and General Counsel

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SEC 2069 (12-04)